January 31, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:                               Alpine Total Dynamic Dividend Fund

Investment Company Act of 1940—Rule 17g-1(g)

Bonding of Officers and Employees

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the Endorsement for the financial institution bond (the “Bond”), number 81940258, filed on May 9, 2006 in favor of Alpine Total Dynamic Dividend Fund (“Fund”), and resolutions relating to this Bond.

The term of the Bond is January 25, 2007 through March 31, 2007, and the premium for the Bond has been paid through March 31, 2007.

Very truly yours,

/s/ Sheldon Flamm

Sheldon Flamm
Treasurer

enclosures

FEDERAL INSURANCE COMPANY
Endorsement No: 11
Bond Number: 81940258

NAME OF ASSURED: ALPINE WOODS CAPITAL INVESTORS, LLC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

ALPINE TOTAL DYNAMIC DIVIDEND FUND

This Endorsement applies to loss discovered after 12:01 a.m. on January 25, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:       January 25, 2007

ICAP Bond
Form 17-02-6272 (Ed. 8-04)

1

FEDERAL INSURANCE COMPANY

Endorsement No. 12
Bond Number: 81940258

NAME OF ASSURED: ALPINE WOODS CAPITAL INVESTORS, LLC

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$2,500,000	$10,000
2.	On Premises	$2,500,000	$10,000
3.	In Transit	$2,500,000	$10,000
4.	Forgery or Alteration	$2,500,000	$10,000
5.	Extended Forgery	$2,500,000	$10,000
6.	Counterfeit Currency	$2,500,000	$10,000
7.	Threats to Person	$2,500,000	$10,000
8.	Computer System	$2,500,000	$10,000
9.	Voice Initiated Funds Transfer Instruction	$2,500,000	$10,000
10.	Uncollectible Items of Deposit	$50,000	$5,000
11.	Audit Expense	$50,000	$5,000
12.	Telefacsimile Instruction	$2,500,000	$10,000
13.	Unauthorized Signature	$50,000	$5,000
14.	Stop Payment	$50,000	$5,000

This Endorsement applies to loss discovered after 12:01 a.m. on January 25, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:       January 25, 2007

ICAP Bond

Form 17-02-1582 (Ed. 5-98)

1

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

FEDERAL INSURANCE COMPANY
Endorsement No: 13
Bond Number: 81940258

NAME OF ASSURED: ALPINE WOODS CAPITAL INVESTORS, LLC.

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

ALPINE EQUITY TRUST

ALPINE INCOME TRUST

ALPINE SERIES TRUST

This Endorsement applies to loss discovered after 12:01 a.m. on March 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 26, 2007

ICAP Bond

Form 17-02-0949 (Ed. 1-97)

1